111 West Monroe Street Chicago, IL 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

December 23, 2015

Jay Williamson
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
 Washington, D.C. 20549

RE:	Amplify ETF Trust File Nos.: 333-207937; 811-23108

Dear Mr. Williamson:

 On behalf of the Amplify ETF Trust (the “Registrant” or the “Trust”), we are transmitting this response letter concerning the Registrant’s registration statement on Form N-1A (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on November 10, 2015 for the purpose of registering shares of the Amplify Online Retail ETF (f/k/a the Amplify Consumer Discretionary ETF) (the “Fund”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). On December 9, 2015, you provided via email a comment letter regarding the Registration Statement. For convenience, we reproduce such comments below (in bold) and address each accordingly.

General

1.	We note you filed an application seeking exemptive relief from various provisions of the 1940 Act. Please confirm that your disclosure is or will be consistent with the terms and conditions of your exemptive application. Also, please confirm that you will not request effectiveness until your application is granted.

Response: The Trust confirms that the disclosure in the Registration Statement will be consistent with the terms and conditions of its exemptive order. See Amplify ETF Trust, et al., Investment Company Act Release Nos. 31764 (August 17, 2015) (notice) and 31822 (September 14, 2015) (order).

2.	We note your stated investment objective is to seek investment results that generally correspond (before fees and expenses) to the price and yield performance of the EQM Consumer Discretionary Index. On page three you state the Fund “generally will invest at least [80%] of its total assets in global equity securities that comprise the Index …” On page 13 of your exemptive application, as amended June 30, 2015, you state each fund will invest at least 80% of its assets in the component securities of its underlying index. If your disclosure is designed to track your application, it is unclear why “generally” is used. Please revise or advise as appropriate.

Response: Pursuant to your comment and consistent with the exemptive order, the Trust has revised the Registration Statement to remove the term “generally” where referencing its investment objective and its investment strategy to invest at least 80% of its total assets in global equity securities that comprise the index.

3.	Your proposed name, Amplify Consumer Discretionary ETF, suggests that you will invest in equity securities of consumer discretionary companies and implicates Rule 35d‑1, notwithstanding the lack of direct reference in your name. We note that currently you have a policy to invest at least 80% of your total assets in an index whose methodology would be consistent with what would be required of the Fund under the Rule 35d‑1. Please confirm to us that if you change the index or the index changes its methodology, you will re‑evaluate your 80% policy to ensure continued compliance with Rule 35d‑1. In the alternative, the Fund could adopt a separate policy tied to consumer discretionary investments that satisfies the Rule.

Response: Please note that, as described in the amended Registration Statement, the index has been revised and renamed the “EQM Online Retail Index.” The Trust will continue to have a policy to invest at least 80% of its total assets in the index. The Trust believes that the index methodology is consistent with the requirements of Rule 35d‑1. The Trust will reevaluate any further changes to the index or the index methodology to ensure continued compliance with Rule 35d‑1.

4.	We note references throughout your filing to your Rule 12b‑1 Plan. Currently it appears that fees will not be payable under the Plan until a future date, please advise us of this date.

Response: The Registration Statement has been updated to specify that fees will not be payable under the Rule 12b-1 Plan until October 31, 2017.

Prospectus

Fund Fees and Expenses, page 2

5.	We note you estimate Other Expenses at 0.00%. Please tell us how you concluded this estimate was reasonable.

Response: The Trust believes that the estimate of Other Expenses referenced in the Fund Fees and Expenses table is a reasonable estimate, due to the fact that substantially all of the expenses of the Fund will be paid by the Fund’s investment adviser out of its management fee.

6.	Please remove the reference to the 12b‑1 fees from the explanatory paragraph to your fee table as it is neither permitted nor required.

Response: The Trust has retained the reference to the 12b-1 fees from the explanatory paragraph of the fee table. The Trust believes that this reference provides shareholders with information necessary to have a more complete understanding of the dollar amounts referenced in the example.

Principal Investment Strategies, page 3

7.	On page three, under Index Methodology, you state that the equity securities must be listed on a major stock exchange. Please clarify what makes a stock exchange “major” for purposes of the index.

Response: The “Index Methodology” section has been revised to reflect that component securities in the index are required to be listed on a regulated stock exchange in the form of shares tradable for foreign investors without restrictions.

8.	Please provide additional narrative disclosure about the Index Methodology and Index. For example, clarify how the index defines “consumer discretionary business activities” including what types of companies are included and relative weights in the index (e.g., clothing, entertainment, travel, dining, etc.). Also, explain whether the portfolio constituents will weigh more toward luxury, aspirational, or middle class‑focused companies. If warranted, please consider the need for revised risk disclosure.

Response: The Registration Statement has been amended to reflect the revised index methodology of the “EQM Online Retail Index.” The index is an equal weighted equity securities index of companies that have operations in one of three online retail business segments: traditional online retail, online travel and online marketplace. Risk disclosure in the Registration Statement has been updated to reflect the revised index.

9.	Your Item 9 disclosure includes references to “other instruments.” Please clarify what, other than common stock and depository receipts, will be included in the index and to what extent.

Response: The Trust has amended the Registration Statement to remove the references to “other instruments” in its description of the index.

10.	Please disclose a meaningful range of market capitalizations represented in the index based on a recent date.

Response: The Trust has amended the Registration Statement to provide a range of market capitalizations represented in the index as of a recent date.

11.	Please clarify how U.S.‑based and international‑based are determined.

Response: The Registration Statement has been amended to clarify that the portfolio constituent’s country of domicile determines whether the company is U.S. or international-based.

12.	Please clarify the meaning of the sentence on page three “[i]f the number of constituents in the international‑based pool is less than 25, the number of constituents will equal the international‑based pool’s total weight.”

Response: The references to the 25 constituents in the “Index Methodology - Weighting of Underlying Securities” section of the Registration Statement has been removed.

Principal Risks of Investing in the Fund, page 9

13.	The Market Capitalization Risk on page 11 references small capitalization stocks. Based on your disclosure, it appears unlikely that you will have significant exposure to small capitalization stocks. Please confirm this disclosure is appropriate or revise.

Response: While market participants may have differing ranges of capitalization when referencing “small capitalization stocks,” the Trust believes that a range of $300 million to $2 billion in reference to small capitalization stocks is consistent with industry standard. The disclosure in the Registration Statement of the index refers to eligible constituents with a market capitalization of “at least $300 million”. As a result, the Trust believes the Fund could have exposure to small capitalization stocks and that the disclosure of the potential risks of such investments is appropriate for the Registration Statement.

14.	On page 12 under Non‑Correlation Risk you state that you “may fair value certain of the securities [you] hold” and “[f]or tax efficiency purposes, [you] may sell certain securities to realize losses causing [the Fund] to deviate from the Index.” Given the index’s liquidity, briefly tell us the circumstances under which you believe it may be necessary to fair value the securities. In addition, please clarify the extent to which you anticipate managing the portfolio for tax efficiency purposes.

Response: The Registration Statement has been amended to state that the Fund may value portfolio securities traded on a foreign exchange using fair value when an event occurs after the closed of the exchange that is likely to have changed the value of the securities.

The Trust has deleted from the Registration Statement the above referenced statement relating to the sale of certain securities in the index.

Non-Principal Investment Strategies, page 12

15.	We note your statement on page 12 that you may invest your remaining assets in “other instruments.” Please clarify the reference to other instruments and provide more specific disclosure about the types of instruments and how they will be used.

Response: The Trust has amended the Registration Statement to remove the “Non-Principal Investment Strategies” section of the prospectus.

Fund Organization, page 14

16.	Please provide the disclosure requested by Item 10(a)(1) of Form N‑1A for the sub‑adviser.

Response: The disclosure requested by Item 10(a)(1) of Form N‑1A for the sub‑adviser has been included in the amended Registration Statement.

17.	On page 15 you state that both Messrs. Lewellyn and Lee were portfolio managers at BGI when the iShares brand was developed and launched. Please tell us what role, if any, these individuals played in connection with the development and launch of iShares and otherwise explain the relevance and appropriateness of the reference to iShares.

Response: The Registration Statement has been amended to remove the above-mentioned references.

Index Provider, page 22

18.	Please tell us whether the Fund pays a fee to the Adviser to sub‑license rights to the index.

Response: The Fund does not pay a fee to the Adviser to sub-license rights to the index.

Index Methodology, page 23

19.	The disclosure on page 23 suggests the securities included in the index are “selected according to criteria … that are designed to result in a portfolio that has the potential for capital appreciation.” Please explain what criteria you are referring to and how it relates to capital appreciation.

Response: The Registration Statement has been amended to remove the references to securities “selected according to criteria.” The Registration Statement has been amended to describe the Index methodology potential for capital appreciation.

Statement of Additional Information

General Description of the Trust and the Fund, page 2

20.	In the description of your Declaration of Trust on page two you state that, [i]f a derivative action is brought in violation of the Declaration of Trust, the shareholder bringing the action may be responsible for the Fund’s costs, including attorneys’ fees. Please tell us what support, if any, there is in Massachusetts law for this provision and where the provision is located in your organizational documents. In addition, please tell us whether this provision will apply to actions under the securities laws. If these provisions do apply to actions under the securities laws, please tell us how such provisions are consistent with Sections 36 and 44 under the 1940 Act, as well as the general principles behind Sections 1(b)(3), 47(a) and 50.

Response: The disclosure to which the Staff refers summarizes subsections 9.8(f) and (h) of the Trust’s Declaration of Trust, which provide that (1) a shareholder whose demand is rejected pursuant to the terms of the Declaration shall be responsible for the costs and expenses (including attorneys’ fees) incurred by the Trust in connection with the Trust’s consideration of the demand if a court determines that the demand was made without reasonable cause or for an improper purpose and (2) a shareholder will be responsible for the Trust’s costs and expenses (including attorneys’ fees) incurred as a result of an action that is dismissed (a) for failure to comply with Section 9.8 or for failure to state a claim or (b) an action that a court determines was brought without reasonable cause or for an improper purpose.

The Trust is organized under Massachusetts law as a voluntary association with transferable shares, commonly referred to as a “Massachusetts business trust.” The statute in Massachusetts relating to Massachusetts business trusts is generally procedural, and although there is a provision permitting a Massachusetts business trust to be sued in an action at law for debts and other obligations or liabilities, there are no provisions governing actions by shareholders against the trust or its trustees. Case law in Massachusetts generally holds that one should look to the provisions of the trust instrument, such as a declaration of trust, to determine the rights of shareholders and other matters relating to a trust. The Trust knows of no reason that the provisions contained in Section 9.8 of the Declaration of Trust would not be permissible under Massachusetts law.

Section 9.8 of the Declaration of Trust applies to actions brought under both state laws and the federal securities laws. However, Section 11.4(c) of the Declaration makes clear that “No provision of this Declaration shall be effective to require a waiver of compliance with any provision of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended or the 1940 Act, or of any valid rule, regulation or order of the Commission thereunder.”

As set forth in Section 9.8 of the Declaration of Trust, the purpose of Section 9.8, including the fee-shifting provisions, “is to protect the interests of the Trust and its Shareholders by establishing a process that will permit legitimate inquiries and claims to be made and considered while avoiding the time, expense, distraction and other harm that can be caused to the Trust and its Shareholders as a result of spurious Shareholder claims.” The fee-shifting provisions of Section 9.8 are only applicable if a court makes certain determinations, such as that the claim was made without reasonable cause or for an improper purpose, or the claim is dismissed by a court for failure to state a claim. The Trust believes that the fee-shifting provisions protect and benefit the Trust and its shareholders and are, therefore, consistent with federal securities laws, including the general principles behind the provisions of the 1940 Act referenced by the Staff.

Investment Objective and Policies, page 4

21.	You state that the Fund will not concentrate its investments in securities of issuers in any one industry, except to the extent your index concentrates in an industry or group of industries. Item 16(c)(1)(iv) of Form N‑1A refers to concentrating in an industry or group of industries. Please revise the first part of your concentration policy to reference “industry or group of industries.”

Response:  Pursuant to your request, the Trust has revised the first part of the Fund’s concentration policy in the Registration Statement to reference “industry or group of industries.”

Investment Strategies, page 6

22.	On page six you state that fixed income investments “may include, without limitation, the types of investments set forth below …” This language implies your disclosure is incomplete. Please revise to describe any investment strategies, including any strategy to invest in a particular type of investment, which the adviser plans to use.

Response: The Registration Statement has been revised to describe each of the fixed income investments of the Fund, as follows: “Fixed income investments and cash equivalents may include the following types of investments:”

Sublicense Agreement, page 9

23.	On page nine you state that you agreed to be bound by certain provisions of the Master License Agreement. Please tell us which provisions you have agreed to be bound to.

Response: Pursuant to the Master License Agreement, the Fund has agreed to be bound by all of the provisions of the Master License Agreement. The Registration Statement has been amended to reflect this provision of the Master License Agreement.

Management of the Fund, page 10

24.	On page 15 you have recited each director’s respective biography, however it is unclear whether any individual has any experience with investments, the 1940 Act, or serving as a board member. Please revise the disclosure on page 15 to more clearly explain the specific experience, qualifications, attributes, or skills that lead to the conclusion that each director should serve as a director of the Trust. See Item 17(b)(10) of Form N‑1A.

Response: Pursuant to Item 17(b)(10) of Form N-1A, please refer to the “Board Diversification and Trustee Qualification” section of the Statement of Additional Information for a description of the specific experience, qualifications, attributes, or skills that lead to the conclusion that each director should serve as a director of the Trust.

Brokerage Allocations, page 20

25.	On page 20 you state that “Fund portfolio transactions may be effected with broker/dealers who have assisted investors in the purchase of shares.” Please explain the purpose and intention behind this statement.

Response: The Trust has deleted the above-referenced statement from the Registration Statement.

Additional Information, page 25

26.	Please revise the disclosure on page 27 under Codes of Ethics to also address the sub‑adviser.

Response: The Trust has revised the disclosure on page 27 under Codes of Ethics to additionally refer to the sub‑adviser.

Federal Tax Matters, page 35

27.	We note your statement that your tax disclosure “is based in part on the advice of counsel to the Fund.” If this disclosure represents counsel’s advice on material tax consequences, revise to name counsel and provide an appropriate consent. Otherwise, remove this statement.

Response: The Trust has removed the statement “is based in part on the advice of counsel to the Fund” from the tax disclosure of the Registration Statement.

Part C - Other Information

Item 28 Exhibits

28.	We note you have not filed several exhibits. Please note that we review, and frequently comment upon the exhibits. Please allow for sufficient time to resolve any issues raised in our comments.

Response: The Trust acknowledges that each of the exhibits will be required to be filed in sufficient time prior to requesting effectiveness of the Registration Statement.

Item 30 Indemnification

29.	Please complete your response to Item 30.

Response: The Registration Statement, as amended, contains a completed response to Item 30 of Form N-1A.

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If we may further cooperate with you in any way in the processing of the Registration Statement, please telephone the undersigned at (312) 845-3273.

Very truly yours,

Chapman and Cutler llp

By:	/s/ Walter L. Draney
Walter L. Draney

Enclosures